CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Provides Update on Expansion into Southern China
May 21st, 2009 CNW Group: CIBT Education Group Inc. (NYSE Amex and TSX.V symbol: MBA) is pleased to provide an update on the status of the company’s expansion efforts into southern China.

As a follow-up to its news release issued in January 2008, CIBT is pleased to report that the CIBT Centre at the Jinhua Career and Technical College in Jinhua City is now fully operational and prepared for its first intake of students in September 2009.  Working in conjunction with Jinhua Career and Technical College, large scale recruitment efforts are underway.

CIBT Education Center is a business model unique to CIBT’s global expansion strategy.  All CIBT centers are built according to western learning environments and construction guidelines.  The centers are fully equipped with sound-proofing technology, air conditioning, and video conferencing equipment connected by high-speed fiber-optic internet access, which enables real-time communication between Chinese students and Western professors from around the world.  The Jinhua center will be offering CIBT’s recently announced International Foundation Programs and selected health care and travel tourism programs.

Photos of the new centre at Jinhua can be viewed at: http://www.cibtcorp.com/newflash/20090520.html

Jinhua is a city in Zhejiang province, just 300 kilometers south of Shanghai. With a population of 4.5 million and a GDP of US$16.9 billion, the city’s leading industries include clothing and textiles, mechanics and electronics, chemicals, and automotive accessories. Jinhua City is located in the center of Zhejiang Province, and serves as a major transportation hub in eastern China.

About CIBT Education Group Inc.

CIBT Education Group Inc. (“CIBT”) is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business, Tourism Training Institute (Beijing), and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903) and Sprott-Shaw International Language College, possess a combined operating history of over 136 years in China and Canada’s education sectors.  CIBT owns and operates a network of business, technical and language colleges with presence at over 40 campuses and teaching locations including Australia, Canada, China, Jamaica, Jordan, New Zealand, Netherland, the Philippines, South Korea, United Kingdom, United States and Vietnam. CIBT delivers Western and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses and academic partnerships around the world.  CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.  In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: Ed Cheung N. America Toll Free: 1-888-865-0901 extension 318 * Email: info@cibt.net

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.

The TSX Venture Exchange, its Regulation Services Providers (as that term is defined in the policies of the TSX Venture Exchange) and the NYSE Amex have not reviewed and do no accept responsibility for the adequacy or accuracy of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.